SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

COMPANY ANNOUNCEMENT

UNIBANCO HIRES MARKET MAKER FOR UNITS
(BOVESPA: UBBR11)

Unibanco - União de Bancos Brasileiros S.A. (“UNIBANCO”), aiming to increase the liquidity of UNITs in the Brazilian market, announces that it has hired LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) within the sphere of BOVESPA, the São Paulo Stock Exchange.

On next Monday, May 10th, a ceremony, opening the trading at Bovespa’s floor, will mark the beginning of UNITs Market Maker’s activity.

UNITs are certificates representing one preferred share issued by Unibanco and one Class “B” preferred share issued by UNIBANCO HOLDINGS.

São Paulo, May 7th, 2004.

José Lucas Ferreira de Melo
Investor Relations Director

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 07, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.